Notice to ASX

Rio Tinto plc annual general meeting

12 April 2017

The addresses and accompanying presentation given by the chairman and the chief executive at the Rio Tinto plc annual general meeting held today at 11.00am at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 are available at riotinto.com/AGM2017

  Steve Allen

Company Secretary

Tim Paine

Joint Company Secretary

Rio Tinto plc

6 St James’s Square, London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885

Rio Tinto Limited

120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404